Exhibit 2

Westpac New Zealand Limited

Media Release

28 December 2007

Westpac New Zealand Limited – Appointment of Peter Wilson as Chairman

Westpac New Zealand Limited (WNZL) today announced the appointment of Peter Wilson, CA as Non-executive Chairman of the WNZL Board with effect from 1 January 2008.  Peter Wilson has been a Non-executive Director of WNZL since 8 September 2006 and is also a Director of Westpac.

The current Non-executive Chairman, Dr. David Morgan will stand down as Chairman of WNZL on 31 December 2007, and will retire as a Director of WNZL on 31 January 2008, the date of his retirement as a Director and Chief Executive Officer of Westpac.

Peter Wilson was appointed a Director of the Westpac Banking Corporation Board in 2003.  Peter is a chartered accountant and formerly a partner with Ernst & Young, with extensive experience in banking, business establishment, problem resolution, asset sale and management of change functions.  Peter was a Director and (from 1991) Chairman of Trust Bank New Zealand Limited, which Westpac acquired in 1996.  Peter is Chairman of each of Global Equity Market Securities Limited, Kermadec Property Fund Limited and Director of each of The Colonial Motor Company Limited and Hill Country Corporation Limited.  Peter is a Member of the New Zealand Exchange Limited Discipline body and Chair of the NZX Discipline Special Division.

Westpac has been operating in New Zealand since 1861 and commenced operation as a locally incorporated bank, Westpac New Zealand Limited, from 1 November 2006.

Ends.

For Further Information

Andrew Bowden	David Lording
Investor Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
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